LIGHTPATH TECHNOLOGIES, INC.

2603 Challenger Tech Court, Suite 100

Orlando, Florida 32826

February 25, 2022

VIA EDGAR TRANSMISSION

Gregory Herbers

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	LightPath Technologies, Inc.
Registration Statement on Form S-3
File No. 333-262768

Ladies and Gentlemen:

LightPath Technologies, Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests that the Company’s Registration Statement on Form S-3 (File No. 333-262768) (the “Registration Statement”) be declared effective under the Securities Act at 4:00 P.M., Eastern Time, on Tuesday, March 1, 2022, or as soon thereafter as practicable.  We are aware of our filing obligations under the Securities Act and intend fully to comply therewith.  We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

Please contact Jeffrey Decker at 407.649.4017 or Alissa Lugo at 407.649.4015 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

LIGHTPATH TECHNOLOGIES, INC.

By:	/s/ Albert Miranda
Albert Miranda
Chief Financial Officer